EXHIBIT 99.1

Equinox Gold Pours First Gold at its Santa Luz Mine

VANCOUVER, BC, March 30, 2022 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE: EQX) ("Equinox Gold" or the "Company") has poured first gold from the resin and elution circuit at its new Santa Luz Mine in Brazil.

Santa Luz construction has been completed on time and on budget, with no lost-time injuries. Commissioning commenced in February 2022 and the mine is expected to ramp up to commercial production over the next few months. When operating at capacity, Santa Luz is expected to produce approximately 100,000 ounces of gold annually. During 2022, with a partial year of production, Santa Luz is expected to produce 70,000 to 90,000 ounces of gold. The mine has expansion potential from underground development opportunities and several exploration targets within the greenstone belt that extends between Santa Luz and Fazenda Mine.

Christian Milau, CEO of Equinox Gold, commented: "Congratulations to the Santa Luz team and contractors for achieving this significant milestone. Completing construction safely, on time and on budget, despite the additional challenges of the COVID-19 pandemic, is testament to the team's hard work and dedication to the project. We are also celebrating Santa Luz's achievement of three million work hours without a lost-time injury.

"Santa Luz is the second project Equinox Gold has built in Brazil and our third since starting the company. With Santa Luz ramping up to full production, we are focused on constructing our Greenstone project in Ontario, Canada, with first gold pour targeted for the first half of 2024."

Santa Luz First Pour - March 30, 2022 (CNW Group/Equinox Gold Corp.)

Equinox Gold is also pleased to announce that plant operations at the Company's RDM Mine resumed on March 14th, following a temporary suspension on February 26th to reduce water levels in the tailings storage facility in compliance with a Brazilian legislative change declared in February 2022. Mining and stockpiling of ore continued during the suspension of plant operations.

About Equinox Gold

Equinox Gold is a growth-focused Canadian mining company operating entirely in the Americas, with eight operating gold mines (including the Mercedes Mine, which is expected to be sold in April 2022) and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes and Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future development of Santa Luz; the Company's ability to successfully advance its growth and development projects, including ramping Santa Luz up to full capacity and advancing Greenstone construction; and completing of the sale of the Mercedes Mine. Forward-looking statements or information generally identified by the use of the words "expected", "potential", "clear path", "opportunities", "targeted", "strategy" and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the production, cost and development expectations for Santa Luz and its other operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; ramp-up at Santa Luz and construction at Greenstone being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; the Company's working history with its workforce, unions and communities; that all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws; and the consummation and timing of the Mercedes sale. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; a successful relationship between the Company and Orion Mine Finance Group; and those factors identified in the Company's MD&A dated March 23, 2022 for the year ended December 31, 2021, and its Annual Information Form dated March 24, 2022 for the year-ended December 31, 2021, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 16:39e 30-MAR-22